EXHIBIT 12

FIRST POTOMAC REALTY TRUST AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(dollars in thousands)

	2012	2011	2010	2009	2008
(Loss) income from continuing operations before income taxes	$(11,342)	$(2,132)	$(9,006)	$5,324	$2,925
Add (deduct):
Fixed charges	58,174	51,907	34,489	32,675	36,754
Capitalized interest	(2,416)	(1,882)	(811)	(359)	(1,586)
Equity in (losses) earnings of affiliates	(40)	(20)	124	95	—
Distributions from investments in affiliates	1,796	243	623	107	—
Dividends on preferred shares	(11,964)	(8,467)	—	—	—

Adjusted earnings	$34,208	$39,649	$25,419	$37,842	$38,093

Fixed charges:
Interest expense	$43,322	$41,367	$33,397	$32,035	$34,884
Rent expense representative of interest factor	472	191	281	281	284
Capitalized interest	2,416	1,882	811	359	1,586
Dividends on preferred shares	11,964	8,467	—	—	—

Total fixed charges and preferred stock dividends	$58,174	$51,907	$34,489	$32,675	$36,754

Ratio of earnings to fixed charges and preferred stock dividends	—	—	—	1.16	1.04
Deficiency of earnings to fixed charges and preferred stock dividends	$(23,966)	$(12,258)	$(9,070)	$—	$—